Richard M. Cutshall

Tel 312.476.5121

Fax 312.899.0449

cutshallr@gtlaw.com

February 25, 2011

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Post-Effective Amendment No. 19 to Ambassador Funds’ Securities Act Registration Statement (file number 333-36796) and Amendment No. 20 to Ambassador Funds’ Investment Company Act Registration Statement (file number 811-09941), each on Form N-1A

To Whom It May Concern:

This letter relates to the above-mentioned amendments (such amendments, collectively, the “Filing”) to Ambassador Funds’ (the “Registrant”) Registration Statement on Form N-1A (the “Registration Statement”).  The Filing will be filed through EDGAR with this letter on the date hereof.

The Filing is being made in order to amend the Registration Statement for the purpose of (1) adding five new series, Selkirk Opportunities Fund, Selkirk Core Fund, Selkirk Income Fund, Selkirk Bond Fund and Selkirk Short-Term Bond Fund (the “New Funds”), to the Registration Statement, and (2) registering an indefinite number of shares of beneficial interest of each of the New Funds for sale under the 1933 Act.  The Filing is not intended, in any way, to amend or seek to amend any of the information contained in the prospectuses and statements of additional information with respect to the Registrant’s other series, Ambassador Money Market Fund.

The Filing is being made in accordance with Rule 485(a)(2) under the 1933 Act (the “Rule”), and the Registrant has so indicated on the cover page of the Filing.

Should you have any comments or questions regarding the Filing, please feel free to contact me at the phone number or email address above or, in my absence, Arthur Don at 312.456.8438 or dona@gtlaw.com.

Best regards, /s/ Richard M. Cutshall Richard M. Cutshall Associate

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM
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